Exhibit 16.1

October 3, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of Creative Learning Corporation’s Form 8-K dated September 14, 2018, and have the following comments:

1.	We agree with the statement made in the first sentence of the first paragraph with the exception that we were notified of the change in auditor on September 17, 2018. We have no basis upon which to agree or disagree with the second sentence of the first paragraph.

2.	We agree with the statements made in the second and third paragraphs.

3.	With regard to the fourth paragraph, we were provided a copy of the form 8-K to read and comment on October 3, 2018 and responded to on the same date.

4.	We have no basis on which to agree or disagree with the statements in the fifth paragraph.

Yours truly,

/s/ HANCOCK ASKEW & CO., LLP